UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 24 March 2020
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Directors: C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer),
A Andani
#
, P J Bacchus
†
, T P Goodlace, C E Letton^, P Mahanyele –Dabengwa, R P Menell. S P Reid^,
Y G H Suleman, ^Australian,
†
British,
#
Ghanaian, ** Executive Director
Company Secretary: TL Harmse (Acting)
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Investor Enquiries
Avishkar Nagaser
Tel
+27 11 562 9775
Mobile   +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel
+27 11 562 9849
Mobile   +27 72 493 5170
email     Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile   +27 83 260 9279
email     Sven.Lunsche@
goldfields.com
MEDIA RELEASE
GOLD FIELDS’ OPERATIONS – UPDATE ON
COVID-19 IMPACT

Johannesburg, 24 March 2020: Gold Fields Limited (Gold Fields)
(JSE, NYSE: GFI) fully supports the measures and policies to curb the
Covid-19 pandemic implemented by the countries in which we
operate.

“The world finds itself facing an unprecedented situation - the Covid-19 pandemic has forced governments across the globe to take
decisive actions to safeguard the lives of their people. Gold Fields is fully committed to first and foremost protecting the health and safety of our people and communities, and supports all governments’ efforts to contain the spread of the virus,” says Gold Fields CEO Nick Holland.

“In particular, we note yesterday’s announcement by South African
President Cyril Ramaphosa of a 21-day lockdown commencing this
Friday. It is a painful, but necessary and bold decision and one that we support to the fullest,” he adds.

The nature and extent of incidences of infections at our global operations will determine the company’s action with regards to continued operations at the mine sites.

The following provides an update on the situation in each Region and the additional measures we have now put in place:
·
Our South Deep mine in South Africa will be safely put on care and maintenance as from 27 March 2020. South Deep is seeking
permission from the regulator for the following activities to continue: pumping, security, essential plant maintenance,
managerial oversight and medical services. Employees who will be providing these essential services will be accommodated in our residences. The majority of employees will be sent home as from
Thursday and will continue to receive their base pay during the
21-day lock-down period. Where possible, select employees will work from home. Based on the current run-rate, the 21-day lockdown is expected to result in 16koz (500kg) of lost production at South
Deep.

·   Peru imposed a 15-day curfew on 16 March 2020. Our Cerro Corona mine is still continuing operations as the workforce stays in a self-contained camp on-site. We have just over 700 employees currently at Cerro Corona. Once the curfew period has ended we will reassess our ability to safely continue operations depending on the government’s next actions.
·   Our Tarkwa and Damang mines in Ghana continue operating and production has to date not been impacted.
·   While there are restrictions on interstate travel in Australia, this currently does not apply to our
Fly-In Fly-Out employees who continue to travel to and from our mines in Western Australia.
Production has also not been impacted to date.
·   In Chile, a three-month curfew-based lockdown was imposed on 19 March 2020. Project activities at Salares Norte continue, with construction only scheduled to begin later this year. Non-critical employees have been demobilized.
·   All corporate office employees will be working from home from 27 March 2020 until the lockdown period in South Africa is lifted.

The company is in a strong financial position with significantly reduced debt at the end of December
2019. At the time of this release Gold Fields had approximately US$600m in cash and in excess of
US$1.5bn of committed, unutilised debt facilities. “We have sufficient liquidity to withstand an interruption to our operations for a considerable period of time, but will work towards minimising the impact of Covid-19 on our operations,” Holland says

We will review the situation at regular intervals to decide on further actions if required and will keep the market updated accordingly.

Ends

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email:
Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.com
ends

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with nine operating mines (including our Asanko Joint Venture) and projects in
Australia, Chile, Ghana, Peru and South Africa, with total attributable annual gold-equivalent production of approximately 2Moz. It has attributable gold Mineral Reserves of around 48.1Moz and gold Mineral Resources of around 96.6Moz. Attributable copper Mineral
Reserves total 691 million pounds and Mineral Resources 4,816 million pounds. Gold Fields has a primary listing on the Johannesburg
Stock Exchange (JSE) Limited, with a secondary listing on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 24 March 2020
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer